May 13, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Re:         ENDI Corp.
Supplemental Response Letter to Amendment No. 2 on Registration Statement on Form S-4
Filed May 13, 2022
File No. 333-262505

Dear Ms. Bednarowski:

Reference is made to the registration statement on Form S-4 (the “S-4”) of ENDI Corp. (the “Company” or “New Parent”) that was initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 3, 2022, and subsequently amended and filed on March 25, 2022 (the “Amendment No. 1 to the S-4”). By letter dated April 18, 2022 (the “Comment Letter”), the staff of the Commission (the “Staff”) provided the Company with its comments to the Amendment No. 1 to the S-4. On May 9, 2022, the Company submitted Amendment No. 2 to Form S-4 (the “Amendment No. 2 to the S-4”), and a response letter (the “Response Letter”) which responds to the Staff’s comments contained in the Comment Letter. The Amendment No. 2 to the S-4 was publicly filed, and the response letter was submitted as correspondence, by the Company on May 9, 2022 with the Commission via EDGAR.

On behalf of the Company, we are submitting this supplemental letter to amend the Response Letter to revise the response to comment #4 of the Staff’s Comment Letter. For ease of reference, we have recited comment #4 below in bold which is followed by the Company’s supplemental response. Any capitalized terms used herein but not defined shall have the meaning ascribed to them in Amendment No. 2 to the S-4.

General

4.         Refer to your response to comment 43. Please include the financial statements for Enterprise Diversified and ENDI Corp. in your registration statement.

In response to the Staff’s comment, the Company has revised the Amendment No. 2 to the S-4 to include the financial statements for Enterprise Diversified Inc. The Company respectfully advises the Staff that in reliance on Section 1160.1 of the Division of Corporation Finance Financial Reporting Manual, the Company does not believe it is required and does not intend to include ENDI Corp.’s audited financials in the registration statement on Form S-4.

If you have any questions or comments concerning the enclosed, please feel free to contact the undersigned at (212) 574-1265 (horton@sewkis.com), or Jenny Elberg at (212) 574-1657 (elberg@sewkis.com).

Sincerely,

/s/

Edward S. Horton, Esq.